SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nuburu, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

67021W103

(CUSIP Number)

David Seldin

Anzu Partners LLC

Anzu Nuburu LLC

Anzu Nuburu II LLC

Anzu Nuburu III LLC

Anzu Nuburu V LLC

Daniel Hirsch

CST Global LLC

David & Jennifer Michael Family Ltd Partnership

Whitney Haring-Smith

Debrah Herman

c/o Debrah Herman

12610 Race Track Road, Suite 250

Tampa, Florida 33626

(240) 428-6817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS David Seldin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 745,963(1)
	8	SHARED VOTING POWER 18,549,500(2)
	9	SOLE DISPOSITIVE POWER 745,963(1)
	10	SHARED DISPOSITIVE POWER 18,549,500(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,295,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.65%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Reflects (i) 503,141 shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), held directly by Mr. Seldin and (ii) 121,411 shares of the Issuer’s Series A Preferred Stock, par value $0.0001 per share (“Preferred Stock”), held directly by Mr. Seldin, assuming such shares of Preferred Stock have been converted into Common Stock at a Conversion Price (as defined below) equal to $10.00 divided by $5.00, which represents the maximum number of shares issuable to holders of Preferred Stock (the “Maximum Conversion Ratio”). The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price.

(2)

Reflects (i) (a) 178,002 shares of Common Stock and (b) 500,000 shares of Preferred Stock held directly by Anzu Partners LLC (“Anzu Partners”), (ii) (a) 4,024,512 shares of Common Stock and (b) 97,409 shares of Preferred Stock held directly by Anzu Nuburu LLC (“Anzu Nuburu”), (iii) (a) 1,851,063 shares of Common Stock and (b) 44,767 shares of Preferred Stock held directly by Anzu Nuburu II LLC (“Anzu Nuburu II”), (iv) (a) 1,521,036 shares of Common Stock and (b) 36,937 shares of Preferred Stock held directly by Anzu Nuburu III LLC (“Anzu Nuburu III”) and (v) (a) 10,127,833 shares of Common Stock and (b) 244,414 shares of Preferred Stock held directly by Anzu Nuburu V LLC (“Anzu Nuburu V” and, collectively with Anzu Nuburu, Anzu Nuburu II and Anzu Nuburu III, the “Anzu SPVs”), assuming all of the foregoing shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price. Mr. Seldin and Mr. Haring-Smith are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. Mr. Seldin and Ms. Herman are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. Mr. Seldin disclaims beneficial ownership with respect to the shares held directly by Anzu Partners and the Anzu SPVs, except to the extent of his pecuniary interest therein, if any.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS Anzu Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,178,002(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,178,002(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,178,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.41%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Reflects (i) 178,002 shares of Common Stock held directly by Anzu Partners and (ii) 500,000 shares of Preferred Stock held directly by Anzu Partners, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS Anzu Nuburu LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,219,330(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,219,330(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,219,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.49%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Reflects (i) 4,024,512 shares of Common Stock held directly by Anzu Nuburu and (ii) 97,409 shares of Preferred Stock held directly by Anzu Nuburu, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS Anzu Nuburu II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,940,597(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,940,597(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,940,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.76%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Reflects (i) 1,851,063 shares of Common Stock held directly by Anzu Nuburu II and (ii) 44,767 shares of Preferred Stock held directly by Anzu Nuburu II, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS Anzu Nuburu III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,594,910(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,594,910(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,594,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.74%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Reflects (i) 1,521,036 shares of Common Stock held directly by Anzu Nuburu III and (ii) 36,937 shares of Preferred Stock held directly by Anzu Nuburu III, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS Anzu Nuburu V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,616,661(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,616,661(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,616,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.16%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Reflects (i) 10,127,833 shares of Common Stock held directly by Anzu Nuburu V and (ii) 244,414 shares of Preferred Stock held directly by Anzu Nuburu V, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS Daniel Hirsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS CST Global LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,846(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 72,846(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.22%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Reflects (i) 24,282 shares of Common Stock held directly by CST Global LLC and (ii) 24,282 shares of Preferred Stock held directly by CST Global LLC, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS David & Jennifer Michael Family Ltd Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,101(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 103,101(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.31%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Reflects 103,101 shares of Common Stock held directly by David & Jennifer Michael Family Ltd Partnership.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS Whitney Haring-Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,423(1)
	8	SHARED VOTING POWER 1,178,002(2)
	9	SOLE DISPOSITIVE POWER 36,423(1)
	10	SHARED DISPOSITIVE POWER 1,178,002(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,214,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.51%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Reflects (i) 12,141 shares of Common Stock held directly by Mr. Haring-Smith and (ii) 12,141 shares of Preferred Stock held directly by Mr. Haring-Smith, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price.

(2)

Reflects (i) (a) 178,002 shares of Common Stock and (b) 500,000 shares of Preferred Stock held directly by Anzu Partners, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price. Mr. Haring-Smith and Mr. Seldin are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. Mr. Haring-Smith disclaims beneficial ownership with respect to the shares held directly by Anzu Partners, except to the extent of his pecuniary interest therein, if any.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS Debrah Herman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,371,498(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,371,498(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,371,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.35%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Reflects (i) (a) 4,024,512 shares of Common Stock and (b) 97,409 shares of Preferred Stock held directly by Anzu Nuburu, (ii) (a) 1,851,063 shares of Common Stock and (b) 44,767 shares of Preferred Stock held directly by Anzu Nuburu II, (iii) (a) 1,521,036 shares of Common Stock and (b) 36,937 shares of Preferred Stock held directly by Anzu Nuburu III and (iv) (a) 10,127,833 shares of Common Stock and (b) 244,414 shares of Preferred Stock held directly by Anzu Nuburu V, assuming all of the foregoing shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price. Ms. Herman and Mr. Seldin are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. Ms. Herman disclaims beneficial ownership with respect to the shares held directly by the Anzu SPVs, except to the extent of her pecuniary interest therein, if any.

CUSIP Number: 67021W103

Explanatory Note

This Amendment No. 1 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 7, 2023 (the “Original Schedule 13D” and, as amended by this Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of David Seldin, Daniel Hirsch, Whitney Haring-Smith, Debrah Herman, David & Jennifer Michael Family Ltd Partnership, a California limited partnership, CST Global LLC, a Wyoming limited liability company, Anzu Partners LLC, a Florida limited liability company, Anzu Nuburu LLC, a Florida limited liability company (“Anzu Nuburu”), Anzu Nuburu II LLC, a Florida limited liability company (“Anzu II”), Anzu Nuburu III LLC, a Florida limited liability company (“Anzu III”), and Anzu Nuburu V LLC, a Florida limited liability company (“Anzu V” and collectively with Anzu Nuburu, Anzu II and Anzu III, the “Anzu SPVs,” and the Anzu SPVs collectively with the others named above, the “Reporting Persons”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Nuburu, Inc., a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Original Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

The information set forth in Item 6 of this Schedule 13D Amendment is incorporated by reference in its entirety into Item 4 of the Schedule 13D.

On March 10, 2023, Daniel Hirsch resigned as a managing member of Anzu Nuburu, Anzu II, Anzu III and Anzu V.

Item 5.	Interest in Securities of the Issuer.

The information set forth in paragraphs (a) – (b) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety by the following.

(a) – (b) The percentage of beneficial ownership reported by each Reporting Person in this Schedule 13D is based on an aggregate of 33,390,092 shares of Common Stock outstanding as of the date of this Schedule 13D Amendment, as reported in the Issuer’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission (“SEC”) on March 13, 2023, and any shares of Common Stock issuable upon the conversion of any shares of Preferred Stock (assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio) beneficially owned by the Reporting Person, as applicable (the “Outstanding Shares”).

(i) Mr. Seldin beneficially owns an aggregate of 19,295,463 shares of Common Stock constituting approximately 55.65% of the Outstanding Shares. Mr. Seldin has sole power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 745,963 shares of Common Stock. Mr. Seldin and Mr. Haring-Smith are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. Mr. Seldin and Ms. Herman are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. As a result of the foregoing, Mr. Seldin has shared power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 18,549,500 shares of Common Stock;

(ii) Anzu Partners beneficially owns an aggregate of 1,178,002 shares of Common Stock constituting approximately 3.41% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(iii) Anzu Nuburu beneficially owns an aggregate of 4,219,330 shares of Common Stock constituting approximately 12.49% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

CUSIP Number: 67021W103

(iv) Anzu Nuburu II beneficially owns an aggregate of 1,940,597 shares of Common Stock constituting approximately 5.76% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(v) Anzu Nuburu III beneficially owns an aggregate of 1,594,910 shares of Common Stock constituting approximately 4.74% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(vi) Anzu Nuburu V beneficially owns an aggregate of 10,616,661 shares of Common Stock constituting approximately 31.16% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(vii) CST Global beneficially owns an aggregate of 72,846 shares of Common Stock constituting approximately 0.22% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(viii) Michael Family Ltd Partnership beneficially owns an aggregate of 103,101 shares of Common Stock constituting approximately 0.31% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(ix) Mr. Haring-Smith beneficially owns an aggregate of 1,214,425 shares of Common Stock constituting approximately 3.51% of the Outstanding Shares. Mr. Haring-Smith has sole power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 36,423 shares of Common Stock. Mr. Seldin and Mr. Haring-Smith are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. As a result of the foregoing, Mr. Haring-Smith has shared power to vote or direct the vote and shared power to dispose or direct the disposition of an aggregate of 1,178,002 shares of Common Stock; and

(x) Ms. Herman beneficially owns an aggregate of 18,371,498 shares of Common Stock constituting approximately 53.35% of the Outstanding Shares. Mr. Seldin and Ms. Herman are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. As a result of the foregoing, Ms. Herman has shared power to vote or direct the vote and shared power to dispose or direct the disposition of an aggregate of 18,371,498 shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure under the heading “Registration Rights and Lock-up Agreement” in Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety by the following:

Registration Rights and Lock-up Agreement

Concurrently with the execution of the Business Combination Agreement, on August 5, 2022, Tailwind entered into that certain Amended and Restated Registration Rights and Lock-Up Agreement with the Holders (as defined therein, including Anzu Partners and each of the Anzu SPVs) (as amended on November 22, 2022, January 31, 2023, January 31, 2023 and March 10, 2023 and as further amended from time to time, the “Registration Rights and Lock-Up Agreement”).

Pursuant to the terms of the Registration Rights and Lock-Up Agreement, the Issuer is obligated to file a registration statement to register the resale of certain shares of Common Stock held by the Holders. Further, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders holding at least a majority in interest of the then-outstanding number of Registrable Securities (as such term is defined in the Registration Rights and Lock-Up Agreement) held by all New Holders (as defined in the Registration Rights and Lock-Up Agreement), may demand at any time or from time to time that the Issuer file a registration statement on Form S-1 or Form S-3 to register the resale of certain shares of Common Stock held by such Holders. The Registration Rights and Lock-Up Agreement also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

CUSIP Number: 67021W103

In addition, subject to certain exceptions, each Holder shall not Transfer any Restricted Securities (each as defined in the Registration Rights and Lock-Up Agreement) beneficially owned or owned of record by such Holder until the end of the Lock-up Period applicable to such Holder. “Lock-up Period” shall mean:

(a) for the “Nuburu Holders” (as so listed in Schedule A to the Registration Rights and Lock-Up Agreement (which does not include any of the Reporting Persons)), and the Anzu SPVs, the period beginning on the Closing Date and ending on the earliest of: (i) the date that is 180 days from the Closing Date, (ii) if the volume weighted-average price (“VWAP”) of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30-Trading Day period within 150 days after the Closing Date, the date that is 150 days from the Closing Date, or (iii) such date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property;

(b) for the persons designated as “Founder Holders” on Schedule A of the Registration Rights and Lock-Up Agreement, the period beginning on the Closing Date and ending on the earliest of: (i) the date that is four (4) years from the Closing Date, (ii) (A) for 25% of the Restricted Securities held by each Founder Holder and their respective permitted transferees, the date that is 180 days from the Closing Date or if the VWAP of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 150 days after the Closing Date, the date that is 150 days from the Closing Date, (B) for an additional 25% of the Restricted Securities held by each Founder Holder and their respective permitted transferees, the date on which the Closing Price (as defined in the Registration Rights and Lock-Up Agreement) of the Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least one (1) year after the Closing Date, (C) for an additional 25% of the Restricted Securities held by each Founder Holder and their respective permitted transferees, the date on which the Closing Price of the Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least one (1) year after the Closing Date, and (D) for the remaining 25% of the Restricted Securities held by each Founder Holder and their respective permitted transferees, the date on which the Closing Price of the Common Stock equals or exceeds $17.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least one (1) year after the Closing Date; or (iii) such date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property; provided, that, for the avoidance of doubt, the Lock-up Period for any Restricted Securities for which the Lock-up Period has not ended on the fourth-year anniversary of the Closing Date shall end on the fourth-year anniversary of the Closing Date; and

(c) for the Periscope Holder (as defined in the Registration Rights and Lock-Up Agreement), the period beginning on the Closing Date and ending on the earliest of (i) September 30, 2023, or (ii) such date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

Notwithstanding the foregoing, (i) a Holder may transfer any shares of Converted Common Stock (as such term is defined in the Registration Rights and Lock-Up Agreement) beneficially owned or owned of record by such Holder at any time if the sale price of the Converted Common Stock at which the transfer occurs (x) exceeds the 10-day VWAP (as defined in the Registration Rights and Lock-Up Agreement) per share of Common Stock, and (y) exceeds $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), (ii) an Anzu SPV may transfer any shares of Common Stock received by such Holder at the effective time as aggregate common stock merger consideration that are

CUSIP Number: 67021W103

beneficially owned or owned of record by such Anzu SPV at any time if the sale price of the Common Stock at which the transfer occurs exceeds the 10-day VWAP per share of Common Stock; and (iii) a CCM Holder may at any time transfer any shares of Common Stock that are beneficially owned or owned of record by such Holder if the sale price of the Common Stock at which the transfer occurs (x) equals or exceeds the VWAP per share of Common Stock for the previous trading day, and (y) exceeds $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like); provided, however, that any such transfer(s) by the CCM Holder may not exceed more than 20% of the traded volume on the date of transfer.

The Registration Rights and Lock-Up Agreement and the amendments thereto are attached hereto as Exhibits 99.3, 99.4, 99.5, 99.6 and 99.12, respectively, and are incorporated herein by reference.

The disclosure under the heading “Preferred Stock Sale Option Agreement” in Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety by the following:

Preferred Stock Sale Option Agreement

Concurrently with the execution and delivery of the Registration Rights and Lock-Up Agreement, on August 5, 2022, Tailwind and the Anzu SPVs entered into that certain Sale Option Agreement (as amended on November 22, 2022, November 28, 2022 and March 10, 2023 and as may be further amended from time to time, the “Sale Option Agreement”). Pursuant to the terms of the Sale Option Agreement, in the event an Anzu SPV transfers any shares of Common Stock beneficially owned or owned of record by such holder prior to the expiration of the lock-up period applicable to such holder in a Permitted Transfer (as defined therein), such holder must notify the Issuer of the Permitted Transfer, whereupon, during the Option Period (as defined below), the Issuer has the right, but not the obligation, to cause such holder to use up to 2/3 of the gross proceeds of the Permitted Transfer to purchase shares of Preferred Stock from the Issuer at a price equal to $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar events).

“Option Period” means (i) the first through third trading day of each month, with respect to Permitted Transfers made by the holder during the period beginning with the start of the eleventh trading day of the preceding month and continuing through the end of the preceding month, and (ii) the eleventh through thirteenth trading day of each month, with respect to Permitted Transfers made during the first ten trading days of that month.

The Sale Option Agreement also restricts the ability of the Anzu SPVs to transfer (i) any shares of Preferred Stock acquired by such Anzu SPV pursuant to the Sale Option Agreement, and (ii) any shares of Common Stock to be issued to such Anzu SPV as a result of any conversion of any shares of Preferred Stock referred to in the foregoing clause (i), until the earliest of (A) December 29, 2023, (B) the date that the aggregate number of shares of Common Stock sold under the 10b5-1 Sales Plan (as defined below) results in no remaining shares of Common Stock being available for Tigress Financial Partners LLC (“Tigress”) to sell under the 10b5-1 Sales Plan with respect to such Anzu SPV or (C) the termination of the 10b5-1 Sales Plan with respect to such Anzu SPV. Each of the Anzu SPVs has agreed in the Sale Option Agreement not to sell any shares of Preferred Stock which it may be required to purchase pursuant to the Sale Option Agreement or any shares of Common Stock issued upon conversion thereof, absent consent of the Issuer or for certain related party transfers, gifts or transfers to the Issuer or certain related parties, while the 10b5-1 Sales Plan is in effect with respect to such Anzu SPV, unless (x) an announcement of a bona fide tender or exchange offer is made by a person other than (A) the Anzu SPVs or (B) an affiliate of the Anzu SPVs where such affiliation does not arise with or through the Issuer with respect to the Common Stock or Preferred Stock or (y) a public announcement is made by the Issuer or a person controlled by the Issuer with respect to a bona fide merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer as a result of which the Common Stock or Preferred Stock will be exchanged for or converted into shares of another company. The Sale Option Agreement also provides that the Issuer will request the board of directors of the Issuer, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Act) thereof, to adopt one or more resolutions consistent with the interpretive guidance of the SEC designed to cause each acquisition of shares of Preferred Stock by the Anzu SPVs pursuant to the Sale Option Agreement to be an exempt transaction for purposes of Section 16(b) of the Act pursuant to Rule 16b-3 thereunder to the extent consistent with applicable law.

CUSIP Number: 67021W103

The Sale Option Agreement and the amendments thereto are attached hereto as Exhibits 99.7, 99.8, 99.9 and 99.13, respectively, and are incorporated herein by reference.

The disclosure under the heading “10b5-1 Sales Plan” in Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety by the following:

10b5-1 Sales Plan

On March 10, 2022, the Reporting Persons entered into an amended and restated agreement (as amended and restated, the “Amended and Restated 10b5-1 Sales Plan”) with Tigress pursuant to Rule 10b5-1 under the Act. The Amended and Restated 10b5-1 Sales Plan amended and restated in its entirety the prior agreement dated December 12, 2022 and relates to a total of approximately 18,345,111 shares of Common Stock. It does not relate to any shares of Preferred Stock (whether owned upon Closing or acquired thereafter) or any shares of Common Stock that are issuable upon conversion thereof. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the employee, director, officer or affiliated stockholder when entering into the plan, without further direction from the employee, officer, director or affiliated stockholder. Pursuant to the Amended and Restated 10b5-1 Sales Plan, Tigress is authorized to sell all of the shares of Common Stock received by the Reporting Persons at Closing during the period (the “Plan Period”) commencing on the later of (x) 30 days after the date of the Amended and Restated 10b5-1 Sales Plan and (y) the first regular trading day after the effectiveness of the registration statement on Form S-1 covering the resale of such holders’ shares of Common Stock and terminating on the earliest of (i) the date on which Tigress is required to terminate sales under the Amended and Restated 10b5-1 Sales Plan pursuant to the terms thereof, including with respect to any given Anzu Investor upon one day’s prior written notice by such Anzu Investor, (ii) December 29, 2023 and (iii) the date that the aggregate number of shares of Common Stock sold under the Amended and Restated 10b5-1 Sales Plan results in no remaining shares of Common Stock available for Tigress to sell.

Pursuant to the terms of the Amended and Restated 10b5-1 Sales Plan, Tigress may sell any shares of Common Stock subject to specified price and volume limitiations. Each of the Anzu SPVs has agreed in the Sale Option Agreement not to sell any shares of Preferred Stock which it may be required to purchase pursuant to the Sale Option Agreement or any shares of Common Stock issued upon conversion thereof, absent consent of the Issuer or for certain related party transfers, gifts or transfers to the Issuer or certain related parties, while the Amended and Restated 10b5-1 Sales Plan is in effect with respect to such Anzu SPV, unless (x) an announcement of a bona fide tender or exchange offer is made by a person other than (A) the Anzu SPVs or (B) an affiliate of the Anzu SPVs where such affiliation does not arise with or through the Issuer with respect to the Common Stock or Preferred Stock or (y) a public announcement is made by the Issuer or a person controlled by the Issuer with respect to a bona fide merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer as a result of which the Common Stock or Preferred Stock will be exchanged for or converted into shares of another company. The Amended and Restated 10b5-1 Sales Plan is subject to review and potential change from time to time, and any changes may include elimination or modification of the price floor on sales disclosed herein.

The Amended and Restated 10b5-1 Sales Plan is attached hereto as Exhibit 99.14 and is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.11 and adding the following:

99.12 Fourth Amendment to Amended and Restated Registration Rights Lock-up Agreement, dated March 10, 2023, by and among Tailwind and the Holders (defined therein) (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 10, 2023).

CUSIP Number: 67021W103

99.13 Third Amendment to Preferred Stock Sale Option Agreement, dated March 10, 2023, by and among Tailwind and the Holders (defined therein) (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 10, 2023).

99.14 Amended and Restated Rule 10b5-1 Sales Plan, dated March 10, 2023, by and among the Reporting Persons and Tigress Financial Partners LLC.

CUSIP Number: 67021W103

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2023

Anzu Nuburu LLC		Anzu Nuburu II LLC

By:	/s/ David Seldin	By:	/s/ David Seldin
Name: David Seldin		Name: David Seldin
Title: Manager		Title: Manager

Anzu Nuburu III LLC		Anzu Nuburu V LLC

By:	/s/ David Seldin	By:	/s/ David Seldin
Name: David Seldin		Name: David Seldin
Title: Manager		Title: Manager

Anzu Partners LLC		David M. Seldin

By:	/s/ David Seldin	/s/ David M. Seldin
Name: David Seldin
Title: Manager

David & Jennifer Michael Family Ltd Partnership		CST Global LLC

By:	/s/ David Michael	By:	/s/ David Michael
Name: David Michael		Name: David Michael
Title: General Partner		Title: Manager

Whitney Haring-Smith		Debrah Herman

/s/ Whitney Haring-Smith		/s/ Debrah Herman

Daniel Hirsch

/s/ Daniel Hirsch